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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended June 30, 2007
COMMISSION FILE NO. 1 – 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.             Form 20-F /X/    Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): / /

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes / / No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

F O R M 6-K

for the quarter
ended June 30 of
Fiscal Year 2007

LUXOTTICA GROUP S.p.A.

INDEX TO FORM 6-K

CONSOLIDATED BALANCE SHEETS—U.S. GAAP

DECEMBER 31, 2006 AND JUNE 30, 2007

	December 31, 2006 (Audited)		June 30, 2007 (Unaudited)		June 30, 2007 (Unaudited)
	(Thousands of Euro)				(Thousands of US dollars)(1)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	EURO	339,122	EURO	321,254	$434,335
Accounts receivable—net		533,772		730,433	987,546
Sales and income taxes receivable		24,924		18,888	25,536
Inventories—net		400,895		398,524	538,804
Prepaid expenses and other		98,156		143,328	193,779
Net deferred tax assets—current		87,947		129,317	174,837

Total current assets		1,484,816		1,741,743	2,354,837

PROPERTY, PLANT AND EQUIPMENT—net		787,201		827,552	1,118,851

OTHER ASSETS
Goodwill		1,694,614		1,785,074	2,413,420
Intangible assets—net		830,362		802,059	1,084,383
Investments		23,531		17,378	23,495
Other assets		94,501		206,684	279,437

Total other assets		2,643,008		2,811,194	3,800,735

TOTAL	EURO	4,915,025	EURO	5,380,490	$7,274,423

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank overdrafts	EURO	168,358	EURO	438,686	$593,104
Current portion of long-term debt		359,527		302,528	409,018
Accounts payable		349,598		362,547	490,164
Accrued expenses:
• payroll and related		145,005		147,757	199,767
• customers' right of return		17,881		21,452	29,003
• other		229,713		258,813	349,915
Income taxes payable		155,195		66,175	89,469

Total current liabilities		1,425,277		1,597,958	2,160,440

Long-term debt		959,735		1,071,625	1,448,837

Liability for termination indemnities		60,635		60,088	81,239

Deferred tax liabilities—net		41,270		30,655	41,446

Other long-term liabilities		181,888		232,835	314,793

Commitments and contingencies
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES		30,371		42,933	58,046

SHAREHOLDERS' EQUITY
Capital stock par value Euro 0.06—460,216,248 and 461,778,585 ordinary shares authorized and issued at December 31, 2006 and June 30, 2007, respectively; 453,781,462 and 455,343,799 shares outstanding at December 31, 2006 and June 30, 2007, respectively		27,613		27,707	37,459
Additional paid-in capital		203,016		244,421	330,457
Retained earnings		2,343,800		2,427,398	3,281,843
Accumulated other comprehensive loss		(288,593)		(285,143)	(385,513)

Total		2,285,836		2,414,383	3,264,246
Less—Treasury shares at cost; 6,434,786 shares at December 31, 2006 and June 30, 2007		69,987		69,987	94,623

Shareholders' equity		2,215,849		2,344,396	3,169,623

TOTAL	EURO	4,915,025	EURO	5,380,490	$7,274,423

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.3520 on June 30, 2007 (see Note 6).

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED INCOME—U.S. GAAP

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007 (UNAUDITED)

	2006		2007		2007
	(Thousands of Euro)(2)				(Thousands of US dollars)(1)(2)

NET SALES	EURO	2,445,223	EURO	2,626,602	$3,551,166
COST OF SALES		760,319		815,874	1,103,062

GROSS PROFIT		1,684,904		1,810,728	2,448,104

OPERATING EXPENSES:
Selling and advertising		1,017,731		1,065,610	1,440,705
General and administrative		262,591		258,507	349,502

Total		1,280,321		1,324,117	1,790,206

INCOME FROM OPERATIONS		404,583		486,611	657,898

OTHER INCOME (EXPENSE):
Interest income		3,599		6,834	9,240
Interest expense		(35,381)		(38,956)	(52,669)
Other—net		(10,104)		2,382	3,220

Other income (expense)—net		(41,886)		(29,740)	(40,208)

INCOME BEFORE PROVISION FOR INCOME TAXES		362,696		456,871	617,689
PROVISION FOR INCOME TAXES		134,198		164,473	222,368

INCOME BEFORE MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES		228,499		292,397	395,321
MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES		5,578		9,560	12,925

NET INCOME FROM CONTINUING OPERATIONS (3)		222,921		282,837	382,396
DISCONTINUED OPERATIONS		1,550		—	—

NET INCOME	EURO	224,471	EURO	282,837	$382,396

BASIC EARNINGS PER SHARE (ADS):
Continuing operations(3)	EURO	0.49	EURO	0.62	$0.84
Discontinued operations		0.01		—	—

Net Income	EURO	0.50	EURO	0.62	$0.84

FULLY DILUTED EARNINGS PER SHARE (ADS):
Continuing operations(3)	EURO	0.49	EURO	0.62	$0.83
Discontinued operations		—		—	—

Net Income	EURO	0.49	EURO	0.62	$0.83

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (thousands):
Basic		452,433.8		454,498.3
Diluted		455,655.1		457,970.0

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.3520 on June 30, 2007 (see Note 6).

(2)
Amounts in thousands except per share data.

(3)
Results of Things Remembered, a former specialty gift business that was sold in September 2006, are reclassified as discontinued operations and are not included in results from continuing operations for 2006.

See Condensed Notes to Consolidated Financial Statements

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY—U.S. GAAP

FOR THE SIX MONTHS ENDED JUNE 30, 2007 (UNAUDITED)

	Common Stock
			Additional Paid-in Capital			Accumulated Other Comprehensive Loss		Consolidated Shareholders' Equity
	Number of Shares	Amount		Retained Earnings	Comprehensive Income		Treasury Shares
	(Thousands of Euro)

BALANCES, January 1, 2007	460,216,248	27,613	203,016	2,343,800		(288,593)	(69,987)	2,215,849
Effect of adoption of FIN 48				(8,164)				(8,164)
Exercise of stockoptions	1,562,337	94	17,347					17,441
Translation adjustment					5,072	5,072		5,072
Non-cash stock-based compensation			24,058					24,058
Change in fair value of derivative instruments, net of taxes					(743)	(743)		(743)
Unrealized gain on available-for-sale securities, net of taxes					(878)	(878)		(878)
Dividends declared				(191,075)				(191,075)
Net income				282,837	282,837			282,837

Comprehensive income					286,287

BALANCES, June 30, 2007	461,778,585	27,707	244,421	2,427,398		(285,143)	(69,987)	2,344,396

Comprehensive income (Thousands of US dollars)(1)					$387,060

BALANCES, June 30, 2007 (Thousands of US dollars)(1)	461,778,585	$37,459	$330,457	$3,281,843		$(385,513)	$(94,623)	$3,169,623

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.3520 on June 30, 2007 (see Note 6).

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED CASH FLOWS—U.S. GAAP

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007 (UNAUDITED)

	2006(2)		2007		2007
	(Thousands of Euro)				(Thousands of US dollars)(1)

CASH FLOWS FROM OPERATING ACTIVITIES OF CONTINUING OPERATIONS:
Net income from continuing operations	EURO	222,920	EURO	282,837	$382,396

Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Minority interests in income of consolidated subsidiaries		5,578		9,560	12,925
Non-cash stock-based compensation		21,834		24,058	32,527
Depreciation and amortization		99,084		112,941	152,696
Benefit from deferred income taxes		(51,376)		(40,146)	(54,277)
Loss/(Gain) on disposal of fixed assets—net		5,075		(15,215)	(20,571)
Termination indemnities matured during the period—net		3,363		(540)	(730)
Changes in operating assets and liabilities, net of acquisitions of businesses:
Accounts receivable		(188,478)		(206,111)	(278,662)
Prepaid expenses and other		(20,882)		(137,876)	(186,408)
Inventories		(1,213)		11,925	16,122
Accounts payable		56,476		12,727	17,207
Accrued expenses and other		(4,085)		27,981	37,830
Accrual for customers' right of return		2,430		3,734	5,048
Income taxes payable		33,783		(62,780)	(84,879)

Total adjustments		(38,411)		(259,743)	(351,172)

Cash provided by operating activities of continuing operations	EURO	184,510	EURO	23,095	$31,224

CASH FLOWS FROM INVESTING ACTIVITIES OF CONTINUING OPERATIONS:
Property, plant and equipment:
Additions	EURO	(98,360)	EURO	(124,012)	$(167,665)
Disposals		1,112		25,000	33,800
Purchases of businesses, net of cash acquired		(83,738)		(108,623)	(146,858)
Increase in intangible assets		(2,164)		(1,050)	(1,420)

Cash used in investing activities of continuing operations		(183,150)		(208,686)	(282,144)

CASH FLOWS FROM FINANCING ACTIVITIES OF CONTINUING OPERATIONS:
Long-term debt:
Proceeds		84,100		375,277	507,374
Repayments		(25,606)		(302,721)	(409,278)
Increase in overdraft balances		9,726		266,774	360,678
Exercise of stock options		16,500		17,441	23,580
Dividends		(131,369)		(191,077)	(258,336)

Net cash (used in)/ provided by financing activities of continuing operations		(46,649)		165,693	224,017

CHANGE IN CASH AND CASH EQUIVALENTS OF CONTINUING OPERATIONS		(45,289)		(19,898)	(26,902)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		367,461		339,122	458,493
Effect of exchange rate changes on cash and cash equivalents		(10,124)		2,030	2,744

CASH AND CASH EQUIVALENTS, END OF PERIOD	EURO	312,048	EURO	321,254	$434,335

Cash provided by/(used in) operating activities of discontinued operations	EURO	(279)	EURO	—	$—
Cash provided by/(used in) investing activities of discontinued operations		(6,884)		—	—
Cash provided by/(used in) financing activities of discontinued operations		6,139		—	—

DECREASE IN CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS		(1,024)		—	—
CASH RECLASSIFIED AS ASSETS OF DISCONTINUED OPERATIONS AT BEGINNING OF YEAR		4,795		—	—
EFFECT OF TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS		(313)		—	—

CASH INCLUDED IN ASSETS OF DISCONTINUED OPERATIONS AT END OF PERIOD	EURO	3,458	EURO	—	$—

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	EURO	40,976	EURO	34,788	$47,033
Cash paid during the period for income taxes	EURO	119,144	EURO	249,282	$337,029

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.3520 on June 30, 2007 (see Note 6).

(2)
Results of Things Remembered, a former specialty gift business that was sold in September 2006, are reclassified as discontinued operations and are not included as cash flows from continuing operations for 2006.

See Condensed Notes to Consolidated Financial Statements

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    BASIS OF PRESENTATION

        The accompanying consolidated balance sheets as of June 30, 2007 and the related statements of consolidated income and cash flows for the six months ended June 30, 2006 and 2007 and the statement of consolidated shareholders' equity for the six months ended June 30, 2007 of Luxottica Group S.p.A. and its subsidiaries (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. The consolidated balance sheet as of June 30, 2007, the statements of consolidated income and cash flows for the six months ended June 30, 2006 and 2007, and the statement of consolidated shareholders' equity for the six months ended June 30, 2007 are derived from unaudited financial statements. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations and cash flows as of June 30, 2006 and 2007 and for the six months ended June 30, 2006 and 2007, have been made.

        The interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements as of and for the year ended December 31, 2006. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The accounting policies have been consistently applied by the Company and are consistent with those applied in the Company's annual report on Form 20-F for its fiscal year ended December 31, 2006. The results of operations for the six months ended June 30, 2007 are not necessarily indicative of the operating results for the full year.

        The December 31, 2006 balance sheet was derived from audited financial statements but does not include all disclosures required by U.S. GAAP. However, the Company believes that the disclosures are adequate to make the information presented not misleading.

2.    SALE OF THINGS REMEMBERED

        On September 29, 2006, the Company sold the Things Remembered specialty gifts retail business ("TR") to a private equity consortium for net cash consideration of Euro 128.0 million (U.S. $162.1 million) and a promissory note with a principal amount of Euro 20.6 million (U.S. $26.1 million). The TR business operated solely in the United States and was previously included in the retail segment of the Company's operations as of December 31, 2004 and 2005. In the statements of consolidated income, for all periods presented, the Company has reclassified sales, cost of sales and other expenses associated with the discontinued operations as a single line item after income from continuing operations but before net income. Revenues, income from operations, income before provision for income taxes and income tax provision reclassified under discontinued operations for the six-month period ended June 30, 2006 are as follows (in thousands of Euro):

2006

Revenues	111,592
Income from operations	4,289
Income before provision for income taxes	2,461
Income tax provision	(911)
Gain from discontinued operations	1,550

3.    INVENTORIES

        Inventories consisted of the following (in thousands of Euro):

	December 31, 2006		June 30, 2007

Raw materials	EURO	76,352	EURO	80,533
Work in process		49,650		43,896
Finished goods		317,253		331,484
Less: Inventory obsolescence reserves		(42,360)		(57,389)

Total	EURO	400,895	EURO	398,524

4.    EARNINGS PER SHARE

        Earnings per share are computed by dividing net income by the number of weighted average shares outstanding during the period. Basic earnings per share are based on the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are based on the weighted average number of ordinary shares and ordinary share equivalents (options) outstanding during the period. Previous years' earnings per share amounts have been reclassified in earnings per share from continuing operations and total earnings per share to conform to the current year's presentation.

5.    STOCK OPTION AND PERFORMANCE PLANS

        Options to purchase an aggregate of 23,432,248 ordinary shares of the Company were outstanding at June 30, 2007. Outstanding options granted under the Company's Stock Option Plans (9,737,248 ordinary shares) become exercisable in either three equal annual installments, two equal installments in the second and third years of the three-year vesting period or 100 percent vesting on the third anniversary of the date of grant. All options expire on or before March 6, 2016. During the first six months of 2007, 1,562,337 options were exercised.

        Performance-based options granted in 2004 under the Stock Option Plan (1,000,000 ordinary shares) became exercisable on January 31, 2007. During the first six months of 2007, 305,000 options from this grant were exercised.

        On September 14, 2004, the Company announced that its majority shareholder, Mr. Leonardo Del Vecchio, had allocated shares held through La Leonardo Finanziaria S.r.l. (subsequently merged into Delfin S.a.r.l.), a holding company of the Del Vecchio family, representing at that time 2.11 percent (or 9.6 million shares) of the Company's authorized and issued share capital, to a stock option plan for top management of the Company. The stock options to be issued under the stock option plan vested upon the meeting of certain economic objectives as of June 30, 2006 and as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014.

        Performance-based options from two grants in July 2006 under the new Stock Option Plan (grants of 9,500,000 and 3,500,000 ordinary shares, respectively) vest and become exercisable only if certain economic objectives are met.

        In December 2004, the FASB issued SFAS No. 123-R (revised 2004), Share-Based Payment ("SFAS 123-R"), which replaces the existing SFAS 123 and supersedes Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." SFAS 123-R requires companies to measure and record compensation expense for stock options and other share-based payment methods based on the instruments' fair value. SFAS 123-R became effective for the Company on January 1, 2006.

6.    U.S. DOLLAR CONVENIENCE TRANSLATION

        The consolidated financial statements presented in Euro as of and for the six months ended June 30, 2007 are also translated into U.S. dollars, solely for the convenience of the readers of these financial statements, at the noon buying rate of Euro 1.00 = U.S. $1.3520 as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") at June 30, 2007. Such translations should not be construed as representations that Euro amounts could be converted into U.S. dollars at that or any other rate.

7.    INCOME TAXES

        In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"). This interpretation clarifies recognition requirements, measurement and disclosures for the accounting for uncertain income tax positions which may have been taken or will be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods and transition methods. The interpretation is effective for fiscal years beginning after December 15, 2006.

        The Company has completed its calculation of the impact of the adoption of FIN 48. The adoption includes a cumulative adjustment as a reduction in shareholders' equity as of the beginning of the period presented to give effect to the adoption of approximately Euro 8.2 million. Such amount is subject to revision to include future clarifications of the accounting pronouncement by the Financial Accounting Standards Board or similar accounting standards body.

        The Company includes interest and penalties associated with uncertain tax positions in "Provision for Income Taxes" in the Statement of Consolidated Income.

        Our major tax jurisdictions consist of Italy, U.S. Federal and Australia. As of June 30, 2007, tax years that remain subject to examination by the relevant tax authorities are as follows:

Italy	2002 to present
U.S. Federal	2004 to present
Australia	none

        The Company's 2007 effective tax rate is expected to be similar to the statutory tax rate as we currently believe the effect of FIN 48 will not have a significant impact.

8.    SEGMENTS AND RELATED INFORMATION

        The Company operates in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution.

        The following tables summarize the segmental information deemed essential by the Company's management for the purpose of evaluating the Company's performance and for making decisions about future allocations of resources.

        The "Inter-Segment Transactions and Corporate Adjustments" column includes the elimination of inter-segment activities and corporate-related expenses not allocated to reportable segments. This has the effect of increasing reportable operating profit for the manufacturing and wholesale and retail segments. Identifiable assets are those tangible and intangible assets used in operations in each segment. Corporate identifiable assets are principally cash, goodwill and trade names.

Six months ended June 30,	Manufacturing And Wholesale	Retail	Inter-Segment Transactions and Corporate Adjustments	Consolidated
	(In thousands of Euro)

2007
Net revenues	1,119,828	1,681,571	(174,797)	2,626,602
Operating income	315,743	205,158	(34,291)	486,611
Identifiable assets	2,205,933	1,447,087	1,727,471	5,380,490
2006(1)
Net revenues	942,022	1,686,424	(183,223)	2,445,223
Operating income	253,604	232,941	(81,962)	404,583
Identifiable assets	1,877,406	1,304,472	1,875,825	5,057,703

(1)
Results of Things Remembered, a former specialty gift business that was sold in September 2006, are reclassified as discontinued operations and are not included in results from continuing operations for 2006.

9.    COMMITMENTS AND CONTINGENCIES

        The Company and its subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant. The timing and outcome of these proceedings are inherently uncertain and the outcomes of certain proceedings, as disclosed in the Company's audited consolidated financial statements contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2006, could have a material adverse effect on the Company's business, financial position or future operating results. It is the opinion of management of the Company that it has meritorious defenses against such claims, which the Company will vigorously pursue.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2006 AND 2007

        The following discussion should be read in conjunction with the disclosure contained in our Annual Report on Form 20-F for the year ended December 31, 2006, which contains, among other things, a discussion of the risks and uncertainties that could affect our future operating results or financial condition, as well as our significant accounting policies.

OVERVIEW

        We are a global leader in eyewear operating in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacturing, wholesale distribution and marketing of house brands and designer lines of mid- to premium-priced prescription frames and sunglasses. Through our retail operations, as of June 30, 2007, we owned and operated 5,478 retail locations worldwide and franchised an additional 457 locations principally through LensCrafters, Inc., Sunglass Hut International, Inc., OPSM Group Limited and Cole National Corporation ("Cole"). At June 30, 2007, our retail operations by geographic region and significant tradenames were as follows:

	North America	Europe/ Middle East	Australia/ New Zealand/ South Africa	China/ Hong Kong	Total

LensCrafters	935			133	1,068
Sunglass Hut	1,589	85	280	10	1,964
Pearle and Licensed Brands	1,801				1,801
OPSM Group			520		520
Other				125	125
Franchised locations	420	16	21		457

	4,745	101	821	268	5,935

        Our net sales consist of direct sales of finished products manufactured under our own brand names or our licensed brands to opticians and other independent retailers through our wholesale distribution channels and sales directly to consumers through our retail segment. Our average retail unit selling price is significantly higher than our average wholesale unit selling price, as our retail sales typically include lenses as well as frames.

        Demand for our products, particularly our higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which we operate. We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses. As a result, net sales are typically higher in the second quarter and lower in the first quarter.

        Our results of operations, which are reported in Euro, are subject to currency fluctuations particularly between the Euro and the U.S. dollar due to our significant U.S. retail business. The U.S. dollar/Euro exchange rate has fluctuated from an average exchange rate in the first six months of 2006 of Euro 1.00 = U.S. $1.2292 to Euro 1.00 = U.S. $1.3288 in the first six months of 2007. Additionally, with the acquisition of OPSM Group Limited in 2003, our results of operations are also susceptible to currency rate fluctuation between the Euro and the Australian dollar ("AUD"). The Australian dollar/Euro exchange rate has fluctuated from an average exchange rate in the first six months of 2006 of Euro 1.00 = AUD 1.6544 to Euro 1.00 = AUD 1.6446 in the first six months of 2007. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, currency fluctuations have impacted our reported revenues and net income during the periods discussed herein.

Fluctuations in currency exchange rates could significantly impact our reported financial results in the future.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

        The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in the Company's statements of consolidated income (in thousands of Euro):

	Six months ended June 30,

	2006(1)%			2007		%

Net sales	EURO	2,445,223	100.0	EURO	2,626,602	100.0
Cost of sales		760,319	31.1		815,874	31.1

Gross profit		1,684,904	68.9		1,810,728	68.9
Selling and advertising expense		1,017,731	41.6		1,065,610	40.6
General and administrative expense		262,591	10.7		258,507	9.8

Income from operations		404,583	16.5		486,611	18.5
Other income (expense)—net		(41,886)	1.7		(29,740)	1.1

Income before provision for income taxes		362,696	14.8		456,871	17.4
Provision for income taxes		134,198	5.5		164,473	6.3
Minority interests		5,578	0.2		9,560	0.4

Net income from continuing operations		222,921	9.1		282,837	10.8
Discontinued operations		1,550	0.1

Net income	EURO	224,471	9.2	EURO	282,837	10.8

(1)
Results of Things Remembered, a former specialty gift business that was sold in September 2006, are reclassified as discontinued operations and are not included in results from continuing operations for 2006.

        Net Sales.    Net sales increased 7.4 percent to Euro 2,626.6 million during the first six months of 2007 from Euro 2,445.2 million for the same period of 2006. The increase in the Company's net sales primarily resulted from the strong performance in both the retail and the manufacturing and wholesale segments, which was partially offset by Euro 135.3 million (equivalent to 5.6 percent) in negative currency fluctuations between the Euro, which is the Company's reporting currency, and other currencies in which the Company conducts its business, particularly the U.S. dollar and the Australian dollar.

        Net sales in the retail segment decreased by 0.3 percent to Euro 1,681.6 million for the first six months of 2007 from Euro 1,686.4 million in the same period of 2006. Excluding the effects of currency fluctuations, the retail segment had an increase in net sales of Euro 109.4 million, or 6.5 percent. This increase was attributable to the positive performance of the North American retail operations primarily due to: (i) a 0.7 percent increase in same-store sales; (ii) the addition of Euro 18.2 million in sales from the approximately 70 new Canadian retail stores which were acquired in June 2006; and (iii) the addition of Euro 21.4 million in sales from approximately 90 new U.S. retail stores which were acquired in February 2007. Additionally, the Company had a Euro 33.6 million increase in net sales from the "Asia-Pacific" retail business which was primarily due to Euro 12.1 million in net sales from the newly acquired stores in China.

        Net sales to third parties in the manufacturing and wholesale segment increased by 24.5 percent to Euro 945.0 million for the first six months of 2007 as compared to Euro 758.8 million in the same period of

2006. Excluding the effects of currency fluctuations, the manufacturing and wholesale segment had an increase in net sales to third parties of Euro 207.3 million. This increase was mainly attributable to increased sales of our Ray-Ban brand as well as the continued success of sales of branded products of our designer lines, such as Prada, Dolce & Gabbana, Bvlgari and the launch of new products from our license agreements with Burberry and Ralph Lauren. These increases occurred primarily in the European and North American markets, which accounted for approximately 81.1 and 80.3 percent of our net sales to third parties in our manufacturing and wholesale segment for the first six months of 2007 and 2006, respectively.

        On a geographic basis, combined retail and manufacturing and wholesale operations in the United States and Canada comprised 60.2 percent of total net sales and had net sales of Euro 1,580.6 million in the first six months of 2007, resulting in a decrease of Euro 13.4 million or 0.8 percent in net sales as compared to the same period of 2006, mainly due to negative currency effects. Net sales for operations in "Asia-Pacific" comprised 10.9 percent of total net sales and totaled Euro 285.3 million in net sales during the first six months of 2007 as compared to Euro 242.8 million in the same period of 2006, which represented a 17.5 percent increase in net sales, mainly due to the newly acquired stores in China. Net sales for the rest of the world comprised 29.0 percent of total net sales and accounted for the remaining Euro 760.7 million of net sales during the first six months of 2007, which represented an increase in net sales of Euro 152.3 million or 25.0 percent as compared to the same period of 2006. The increase in net sales for the rest of the world was primarily attributable to strong performance in almost all major European markets.

        During the first six months of 2007, net sales in the retail segment accounted for approximately 64.0 percent of total net sales, as compared to approximately 69.0 percent of net sales in the same period of 2006. This decrease in retail net sales as a percentage of total net sales is attributable to a significant increase in net sales to third parties in our manufacturing and wholesale segment, which grew by 24.5 percent in the first six months of 2007, and to the negative currency effects which primarily impacted our retail net sales due to the fact that our retail distribution business is primarily concentrated in North America, Australia and China, where the Euro is not the functional currency.

        Cost of Sales.    Cost of sales increased by 7.3 percent to Euro 815.9 million in the first six months of 2007, from Euro 760.3 million for the same period of 2006, primarily attributable to our overall sales growth. As a percentage of net sales, cost of sales was flat at 31.1 percent for both periods. In the first six months of 2007, the average number of frames produced daily in the Company's facilities increased to approximately 174,300 as compared to 148,400 for the same period of 2006, attributable to increased production in the Italian and Chinese facilities.

        Gross Profit.    For the reasons described above, gross profit increased by 7.5 percent to Euro 1,810.7 million in the first six months of 2007 from Euro 1,684.9 million for the same period of 2006, while remaining flat as a percentage of net sales at 68.9 percent for both periods.

        Operating Expenses.    Total operating expenses increased by 3.4 percent to Euro 1,324.1 million in the first six months of 2007 from Euro 1,280.3 million in the same period of 2006. As a percentage of net sales, operating expenses decreased to 50.4 percent in the first six months of 2007 from 52.4 percent for the same period of 2006 primarily due to the maintenance of strong cost controls in our manufacturing and wholesale segment.

        Selling and advertising expenses (including royalty expenses) increased by 4.7 percent to Euro 1,065.6 million in the first six months of 2007, from Euro 1,017.7 million for the same period of 2006, primarily due to increased net sales. As a percentage of net sales, selling and advertising expenses decreased to 40.6 percent in the first six months of 2007 from 41.6 percent for the same period of 2006, primarily attributable to reduced commissions as a percentage relative to sales earned by the wholesale sales force and to a reduction in advertising expenses in the retail segment.

        General and administrative expenses, including intangible asset amortization, decreased by 1.6 percent to Euro 258.5 million in the first six months of 2007 from Euro 262.6 million in the same period of 2006. As a percentage of net sales, general and administrative expenses decreased to 9.8 percent in the first six months of 2007 from 10.7 percent in the same period of 2006. General and administrative expenses for the first six months of 2007 included a one-off gain of Euro 20.0 million before taxes due to a sale of real estate in Milan, Italy in May 2007.

        Income from Operations.    For the reasons described above, income from operations for the first six months of 2007 increased by 20.3 percent to Euro 486.6 million from Euro 404.6 million for the same period of 2006. As a percentage of net sales, income from operations increased to 18.5 percent in the first six months of 2007 from 16.5 percent in the same period of 2006. Income from operations without the one-off gain from the real estate sale described in the previous paragraph would have been equal to Euro 466.6 million or 17.8 percent of net sales with an increase of 15.3 percent as compared to the same period of 2006.

        Operating margin, which is derived by dividing income from operations by net sales, in the manufacturing and wholesale segment increased to 28.2 percent in the first six months of 2007, excluding the one-off gain from the real estate sale, from 26.9 percent for the same period in 2006. This increase in operating margin is attributable to lower sales commissions and general and administrative expenses, partially offset by higher royalty expenses.

        Operating margin in the retail segment decreased to 12.2 percent in the first six months of 2007 from 13.8 percent for the same period of 2006. This decrease in operating margin is mainly attributable to:

  (i)
  a non-recurring receipt of U.S. $13.0 million in the first six months of 2006 from a reimbursement from an insurance company related to previously expensed legal costs. Without this gain, the operating margin of the retail division during the first six months of 2006 would have been 13.2 percent; and

  (ii)
  start-up costs in our retail division in China during the first six months of 2007 of approximately Euro 5.0 million.

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (29.7) million in the first six months of 2007 as compared to Euro (41.9) million for the same period of 2006. This decrease in net expense is mainly attributable to a net realized and unrealized foreign exchange transaction and remeasurement gain in the first six months of 2007 as compared to a loss in the same period of 2006. Net interest expense was Euro 32.1 million in the first six months of 2007 as compared to Euro 31.8 million for the same period of 2006, attributable to an increase in interest rates which was partially offset by a decrease in outstanding indebtedness.

        Net Income from Continuing Operations.    Income before taxes increased by 26.0 percent to Euro 456.9 million in the first six months of 2007 from Euro 362.7 million for the same period of 2006. As a percentage of net sales, income before taxes increased to 17.4 percent in the first six months of 2007 from 14.8 percent for the same period of 2006. Minority interest increased to Euro 9.6 million in the first six months of 2007 from Euro 5.6 million for the same period of 2006. The Company's effective tax rate was 36.0 percent in the first six months of 2007, as compared to 37.0 percent for the same period in 2006 due to a reduction in taxes in certain foreign jurisdictions.

        Net income from continuing operations increased by 26.9 percent to Euro 282.8 million in the first six months of 2007 from Euro 222.9 million for the same period of 2006. Net income from continuing operations as a percentage of net sales increased to 10.8 percent in the first six months of 2007 from 9.1 percent for the same period of 2006.

        Basic earnings per share from continuing operations were Euro 0.62 for the first six months of 2007 as compared to Euro 0.49 for the same period of 2006. Diluted earnings per share from continuing operations were Euro 0.62 for the first six months of 2007 as compared to Euro 0.49 for the same period of 2006.

        Discontinued operations.    Discontinued operations resulted in a gain in the first six months of 2006 mainly attributable to the seasonal nature of the operations of the discontinued Things Remembered business, in which substantially all operational profits were realized during the second and fourth quarters.

        Net Income.    Net income increased by 26.0 percent to Euro 282.8 million in the first six months of 2007 from Euro 224.5 million for the same period of 2006. Net income as a percentage of net sales increased to 10.8 percent in the first six months of 2007 from 9.2 percent for the same period of 2006.

        Basic earnings per share were Euro 0.62 for the first six months of 2007 as compared to Euro 0.50 for the same period of 2006. Diluted earnings per share were Euro 0.62 for the first six months of 2007 as compared to Euro 0.49 for the same period of 2006.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2006 AND 2007

        The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in the Company's statements of consolidated income (in thousands of Euro).

	Three months ended June 30,

	2006(1)%			2007		%

Net sales	EURO	1,227,300	100.0	EURO	1,326,777	100.0
Cost of sales		374,419	30.5		398,980	30.1

Gross profit		852,881	69.5		927,797	69.9
Selling and advertising expenses		507,796	41.4		540,750	40.8
General and administrative expense		137,240	11.2		124,562	9.4

Income from operations		207,846	16.9		262,486	19.8
Other income (expense)—net		(21,197)	1.7		(14,533)	1.1

Income before provision for income taxes		186,648	15.2		247,953	18.7
Provision for income taxes		69,061	5.6		89,263	6.7
Minority interests		1,297	0.1		4,109	0.3

Net income from continuing operations		116,291	9.5		154,581	11.7

Discontinued operations		4,931	0.4			0.0

Net income	EURO	121,222	9.9	EURO	154,581	11.7

(1)
Results of Things Remembered, a former specialty gift business that was sold in September 2006, are reclassified as discontinued operations and are not included in results from continuing operations for 2006.

        Net Sales.    Net sales increased 8.1 percent to Euro 1,326.8 million during the second quarter of 2007 from Euro 1,227.3 million for the same period of 2006. The increases in the Company's net sales primarily resulted from the strong performance in both the retail and the manufacturing and wholesale segments, which was partially offset by Euro 57.4 million (equivalent to 4.7 percent) in negative currency fluctuations between the Euro, which is the Company's reporting currency, and other currencies in which the Company conducts its business, particularly the U.S. dollar and the Australian dollar.

        Net sales in the retail segment increased by 1.0 percent to Euro 848.0 million for the second quarter of 2007 from Euro 839.6 million in the same period of 2006. Excluding the effects of currency fluctuations, the retail segment had an increase in net sales of Euro 56.2 million, or 6.7 percent. This increase was attributable to the positive performance of the North American retail operations primarily due to: (i) a 0.5 percent increase in same-store sales; (ii) the addition of Euro 8.1 million in sales in the second quarter of 2007 from the approximately 70 new Canadian retail stores which were acquired in June 2006; and (iii) the addition of Euro 14.0 million in sales in the second quarter of 2007 from approximately 90 new U.S. retail stores which were acquired in February 2007. Additionally, the Company had a Euro 20.4 million increase in net sales from the "Asia-Pacific" retail business which was primarily due to Euro 5.3 million in net sales from the newly acquired stores in China.

        Net sales to third parties in the manufacturing and wholesale segment increased by 23.5 percent to Euro 478.8 million for the second quarter of 2007 as compared to Euro 387.7 million in the same period of 2006. Excluding the effects of currency fluctuations, the manufacturing and wholesale segment had an increase in net sales to third parties of Euro 100.7 million. This increase was mainly attributable to increased sales of our Ray-Ban brand as well as the continued success of sales of branded products of our designer lines, such as Prada, Dolce & Gabbana, Bvlgari and the launch of new products from our license agreements with Burberry and Ralph Lauren. These increases occurred primarily in the European and North American markets, which accounted for approximately 80.3 and 80.5 percent of our net sales to third parties in our manufacturing and wholesale segment for the second quarter of 2007 and 2006, respectively.

        On a geographic basis, combined retail and manufacturing and wholesale operations in the United States and Canada comprised 60.3 percent of total net sales and had net sales of Euro 800.1 million in the second quarter of 2007, resulting in an increase of Euro 3.1 million or 0.4 percent in net sales as compared to the same period of 2006. Net sales for operations in "Asia-Pacific" comprised 10.7 percent of total net sales and totaled Euro 142.4 million in net sales during the second quarter of 2007 as compared to Euro 117.3 million in the same period of 2006, which represented a 21.4 percent increase, mainly due to the newly acquired stores in China. Net sales for the rest of the world comprised 29.0 percent of total net sales and accounted for the remaining Euro 384.3 million of net sales during the second quarter of 2007, which represented an increase in net sales of Euro 71.3 million or 22.8 percent as compared to the same period of 2006. The increase in net sales for the rest of the world was primarily attributable to strong performance in almost all major European markets.

        During the second quarter of 2007, net sales in the retail segment accounted for approximately 63.9 percent of total net sales, as compared to approximately 68.4 percent of net sales in the same period of 2006. This decrease in retail net sales as a percentage of total net sales is attributable to a significant increase in net sales to third parties in our manufacturing and wholesale segment, which grew by 23.5 percent in the second quarter of 2007, and to the negative currency effects which primarily impacted our retail net sales due to the fact that our retail distribution business is primarily concentrated in North America, Australia and China, where the Euro is not the functional currency.

        Cost of Sales.    Cost of sales increased by 6.6 percent to Euro 399.0 million in the second quarter of 2007, from Euro 374.4 million for the same period of 2006, primarily attributable to our overall sales growth. As a percentage of net sales, cost of sales decreased to 30.1 percent from 30.5 percent, primarily due to improved efficiency in our manufacturing plants. In the second quarter of 2007, the average number of frames produced daily in the Company's facilities increased to approximately

179,000 as compared to 160,700 for the same period of 2006, attributable to increased production in the Italian and Chinese facilities.

        Gross Profit.    For the reasons described above, gross profit increased by 8.8 percent to Euro 927.8 million in the second quarter of 2007 from Euro 852.9 million for the same period of 2006, and increased as a percentage of net sales to 69.9 percent in the second quarter of 2007 from 69.5 percent for the same period of 2006.

        Operating Expenses.    Total operating expenses increased by 3.1 percent to Euro 665.3 million in the second quarter of 2007 from Euro 645.0 million in the same period of 2006. As a percentage of net sales, operating expenses decreased to 50.1 percent in the second quarter of 2007 from 52.6 percent for the same period of 2006 primarily due to the maintenance of strong cost controls in our manufacturing and wholesale segment.

        Selling and advertising expenses (including royalty expenses) increased by 6.5 percent to Euro 540.8 million in the second quarter of 2007, from Euro 507.8 million for the same period of 2006, primarily due to increased net sales. As a percentage of net sales, selling and advertising expenses decreased to 40.8 percent in the second quarter of 2007 from 41.4 percent for the same period of 2006, primarily attributable to a reduction in advertising expenses in the retail segment

        General and administrative expenses, including intangible asset amortization, decreased by 9.2 percent to Euro 124.6 million in the second quarter of 2007 from Euro 137.2 million in the same period of 2006. As a percentage of net sales, general and administrative expenses decreased to 9.4 percent in the second quarter of 2007 compared to 11.2 percent for the same period of 2006. General and administrative expenses for the second quarter of 2007 include a one-off gain of Euro 20.0 million before taxes due to a sale of real estate in Milan, Italy in May 2007.

        Income from Operations.    For the reasons described above, income from operations for the second quarter of 2007 increased by 26.3 percent to Euro 262.5 million from Euro 207.8 million for the same period of 2006. As a percentage of net sales, income from operations increased to 19.8 percent in the second quarter of 2007 from 16.9 percent in the same period of 2006. Income from operations without the one-off gain from the real estate sale described in the previous paragraph would have been equal to Euro 242.5 million or 18.3 percent of net sales with an increase of 16.7 percent as compared to the same period of 2006.

        Operating margin, which is derived by dividing income from operations by net sales, in the manufacturing and wholesale segment increased to 28.8 percent in the second quarter of 2007 from 27.8 percent for the same period in 2006. This increase in operating margin is attributable to higher gross margin and lower general and administrative expenses, partially offset by higher royalty expenses.

        Operating margin in the retail segment decreased to 12.2 percent in the second quarter of 2007 from 13.8 percent for the same period of 2006. This decrease in operating margin is mainly attributable to:

  (i)
  minimal comparable sales growth in our North America division;

  (ii)
  an increase in store-related expenses in our Australian division; and

  (iii)
  start-up costs in our retail division in China during the second quarter of 2007 of approximately Euro 2.5 million.

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (14.5) million in the second quarter of 2007 as compared to Euro (21.2) million for the same period of 2006. This decrease in net expense is mainly attributable to a net realized and unrealized foreign exchange transaction and remeasurement gain in the second quarter of 2007 as compared to a loss in the same period of 2006. Net interest expense was Euro 17.3 million in the second quarter of 2007 as compared to

Euro 15.9 million for the same period of 2006, attributable to an increase in interest rates which was partially offset by a decrease in outstanding indebtedness.

        Net Income from Continuing Operations.    Income before taxes increased by 32.8 percent to Euro 248.0 million in the second quarter of 2007 from Euro 186.6 million for the same period of 2006. As a percentage of net sales, income before taxes increased to 18.7 percent in the second quarter of 2007 from 15.2 percent for the same period of 2006. Minority interest increased to Euro 4.1 million in the second quarter of 2007 from Euro 1.3 million for the same period of 2006. The Company's effective tax rate was 36.0 percent in the second quarter of 2007, as compared to 37.0 percent for the same period of 2006 due to a reduction in taxes in certain foreign jurisdictions.

        Net income from continuing operations increased by 32.9 percent to Euro 154.6 million in the second quarter of 2007 from Euro 116.3 million for the same period of 2006. Net income from continuing operations as a percentage of net sales increased to 11.7 percent in the second quarter of 2007 from 9.5 percent for the same period of 2006.

        Basic earnings per share from continuing operations were Euro 0.34 for the second quarter of 2007 as compared to Euro 0.26 for the same period of 2006. Diluted earnings per share from continuing operations were Euro 0.34 for the second quarter of 2007 as compared to Euro 0.26 for the same period of 2006.

        Discontinued operations.    Discontinued operations resulted in a gain in the second quarter of 2006 mainly attributable to the seasonal nature of the operations of the Things Remembered discontinued business, in which substantially all operational profits were realized during the second and fourth quarters.

        Net Income.    Net income increased by 27.5 percent to Euro 154.6 million in the second quarter of 2007 from Euro 121.2 million for the same period of 2006. Net income as a percentage of net sales increased to 11.7 percent in the second quarter of 2007 from 9.9 percent for the same period of 2006.

        Basic earnings per share were Euro 0.34 for the second quarter of 2007 as compared to Euro 0.27 for the same period of 2006. Diluted earnings per share were Euro 0.34 for the second quarter of 2007 as compared to Euro 0.27 for the same period of 2006.

BALANCE SHEET DISCUSSION

Our Cash Flows

        Operating Activities.    The Company's cash provided by operating activities was Euro 23.1 million for the first six months of 2007 as compared to Euro 184.5 million for the same period of 2006. This Euro 161.4 million decrease in cash provided in operating activities is primarily attributable to advance payments of U.S. $199 million made by the Company to various companies of the Ralph Lauren Group in January 2007 for contracted future minimum royalties, included in the "Prepaid expenses and other" figure within changes in operating assets and liabilities on the statements of consolidated cash flows. Depreciation and amortization were Euro 112.9 million for the first six months of 2007 as compared to Euro 99.1 million for the same period of 2006. This increase in depreciation and amortization resulted from an increase in tangible assets associated with the acquisition of numerous retail locations over the 12-month period ended June 30, 2007, and from an increase in property, plant and equipment in the wholesale division from improvements made. Deferred taxes were a use of cash of Euro 40.1 million for the first six months of 2007 compared to a use of cash of Euro 51.4 million for the same period of 2006. This change in deferred taxes is related to the increase in the elimination of intercompany gross profit on products manufactured by the Company included in ending inventory of our retail division, mostly due to the change in product mix. Non-cash stock-based compensation expense increased in the first six months of 2007 to Euro 24.1 million compared to Euro 21.8 million for the same period for 2006. This increase was primarily due to two new Company stock option performance grants in July 2006.

Accounts receivable were a use of cash for the first six months of 2007 of Euro 206.1 million as compared to a use of cash of Euro 188.5 million for the same period of 2006, primarily due to the increase in sales of our manufacturing and wholesale segment. Inventories were a source of cash for the first six months of 2007 of Euro 11.9 million compared to a use of cash of Euro 1.2 million for the same period of 2006. This increase in cash flows provided by inventories resulted from improved inventory turnover and a decrease in inventory stock. Cash provided by operating activities for accounts payable and accrued expenses and other decreased by Euro 43.8 million and increased by Euro 32.1 million, respectively, for the first six months of 2007 as compared to the same period of 2006. The decrease in cash flows provided by accounts payable and the increase in cash flows provided by accrued expenses and other in 2007 were both attributable to the timing of payments to certain vendors, in particular in the wholesale division. Income taxes payable were a use of cash of Euro 62.8 million for the first six months of 2007 as compared to a source of cash of Euro 33.8 million for the same period of 2006. This change in cash used by income taxes payable was based on timing of tax payments made in 2006 as compared to 2007, including certain tax payments in Italy, which for 2006 included a one-time benefit for previous years, net operating losses.

        Investing Activities.    The Company's cash from investing activities was a use of Euro 208.7 million for the first six months of 2007 as compared to a use of Euro 183.2 million for the same period of 2006. Purchases of businesses, net of cash acquired, were Euro 108.6 million for the first six months of 2007, primarily attributable to the completion in February 2007 of the acquisition of the optical retail business of D.O.C Optics with approximately 100 stores located primarily in Midwest United States, for approximately Euro 83.7 million (U.S. $110 million) in cash, the acquisitions of two specialty sun chains in South Africa, with a total of 65 stores, for approximately Euro 10.0 million, and certain business acquisitions in our retail division in Australia and New Zealand for approximately Euro 6.0 million. Purchases of businesses, net of cash acquired, were Euro 83.7 million in the first six months of 2006 mainly due to the acquisitions of Shoppers Optical, a Canadian-based optical chain, for Euro 50.2 million and of Beijing Xueliang Optical Technology Co. Ltd. for Euro 17.0 million. Capital expenditures were Euro 124.0 million for the first six months of 2007 as compared to Euro 98.4 million for the same period of 2006. This increase in capital expenditures is due to investment in the manufacturing facilities of the wholesale division and the opening, remodeling and relocation of stores in the retail division. Disposals of property, plant and equipment were a source of cash of Euro 25.0 million in the first six months of 2007, due to the sale of real estate in Milan, Italy in May 2007.

        Financing Activities.    The Company's cash provided by/(used in) financing activities for the first six months of 2007 and 2006 was Euro 165.7 million and Euro (46.6) million, respectively. Cash provided by financing activities for the first six months of 2007 consisted primarily of the proceeds of Euro 375.3 million from long-term debt and Euro 266.8 million from unsecured short-term credit lines, which were used to repay long-term debt expiring during the first six months of 2007 and to pay Euro 191.1 million of dividends to the Company's shareholders. Cash used in financing activities for the first six months of 2006 consisted primarily of the proceeds of Euro 84.1 million from long-term debt and Euro 9.7 million from short-term credit lines, which were used to repay Euro 25.6 million of long term debt and to pay Euro 131.4 million of dividends to the Company's shareholders.

        The Company has relied primarily upon internally generated funds, trade credit and bank borrowings to finance its operations and expansion.

        Bank overdrafts represent negative cash balances held in banks and amounts borrowed under various unsecured short-term lines of credit obtained by the Company and certain of its subsidiaries through local financial institutions. These facilities are usually short-term in nature or contain evergreen clauses with a cancellation notice period. Certain of these subsidiaries' agreements require a guarantee from Luxottica Group S.p.A. Interest rates on these lines vary based on the country of borrowing, among other factors. The Company uses these short-term lines of credit to satisfy its short-term cash needs.

        On September 3, 2003, Luxottica U.S. Holdings Corp. ("U.S. Holdings") closed a private placement of U.S. $300.0 million of senior unsecured guaranteed notes (the "Notes"), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrues at 3.94 percent per annum and interest on each of the Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes mature on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes require annual prepayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes are guaranteed on a senior unsecured basis by the Company and Luxottica S.r.l., the Company's wholly owned subsidiary. The Notes can be prepaid at U.S. Holdings' option under certain circumstances. The proceeds from the Notes were used for the repayment of outstanding debt and for other working capital needs. The Notes contain certain financial and operating covenants. As of June 30, 2007, the Company was in compliance with all of its applicable covenants including calculations of financial covenants when applicable.

        In September 2003, the Company entered into a credit facility with Banca Intesa S.p.A. of Euro 200.0 million. The credit facility includes a Euro 150.0 million term loan, which will require repayment of equal semiannual installments of principal of Euro 30 million starting September 30, 2006 until the final maturity date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.55 percent (4.71 percent on June 30, 2007). The revolving loan provides borrowing availability of up to Euro 50 million; amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. As of June 30, 2007, Euro 25.0 million had been drawn from the revolving portion. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.55 percent (4.56 percent on June 30, 2007). The final maturity of the credit facility is September 30, 2008. The Company can select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. As of June 30, 2007, the Company was in compliance with all of its applicable covenants including calculations of financial covenants when applicable. Euro 115.0 million was outstanding under this credit facility as of June 30, 2007.

        In June 2005, the Company entered into four interest rate swap transactions with various banks with an aggregate initial notional amount of Euro 120.0 million which will decrease by Euro 30.0 million every six months starting on March 30, 2007 ("Intesa OPSM Swaps"). These swaps will expire on September 30, 2008. The Intesa OPSM Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 200 million unsecured credit facility discussed above. The Intesa OPSM Swaps exchange the floating rate of Euribor for an average fixed rate of 2.41 percent per annum.

        On June 3, 2004, the Company and U.S. Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740.0 million and U.S. $325.0 million. The facility consists of three tranches (Tranche A, Tranche B and Tranche C). On March 10, 2006, this agreement was amended to increase the available borrowings, decrease the interest margin and define a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. In February 2007, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2012. Tranche A is a Euro 405.0 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45.0 million beginning in June 2007, which is to be used for general corporate purposes, including the refinancing of existing Luxottica Group S.p.A. debt as it matures. Tranche B is a term loan of U.S. $325.0 million which was drawn upon on October 1, 2004 by U.S. Holdings to finance the purchase price for the acquisition of Cole. Tranche B will mature in March 2012. Tranche C is a revolving credit facility of Euro 725.0 million-equivalent multi-currency (Euro/U.S. dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2012. On June 30, 2007, U.S. $380.0 million (Euro 281.1 million) had been drawn from Tranche C by U.S. Holdings and U.S. $195.0 million (Euro 144.4 million) by Luxottica Group S.p.A. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding Euribor rate and U.S. dollar-denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement. The interest rate on June 30, 2007 was 4.32 percent for Tranche A, 5.55 percent for Tranche B, 5.53 percent on Tranche C amounts borrowed in U.S. dollars. This credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of June 30, 2007. Euro 1,025.8 million was outstanding under this credit facility as of June 30, 2007.

        In June 2005, the Company entered into nine interest rate swap transactions with an aggregate initial notional amount of Euro 405.0 million with various banks which decrease by Euro 45.0 million every three months beginning on June 3, 2007 ("Club Deal Swaps"). These swaps will expire on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above. The Club Deal Swaps exchange the floating rate of Euribor for an average fixed rate of 2.43 percent per annum.

        In August 2004, OPSM re-negotiated its multicurrency (AUD/HKD) loan facility with Westpac Banking Corporation. This credit facility had a maximum available line of AUD 100 million, which was reduced to AUD 50.0 million in September 2005. The above facility expired on August 31, 2006. After negotiations, the credit facility was renewed for AUD 30.0 million, with an expiration date of August 31, 2007. This credit facility will be renewed for one year. The interest rate margin has been reduced to 0.275 percent. For borrowings denominated in Australian dollars, the interest accrues on the basis of BBR (Bank Bill Rate), and for borrowings denominated in Hong Kong dollars the rate is based on HIBOR (HK Interbank Rate) plus an overall 0.275 percent margin. At June 30, 2007, the interest rate was 5.125 percent on the borrowings denominated in Hong Kong dollars, and interest on such borrowings is payable monthly in arrears. The facility was utilized for an amount of HKD 125.0 million (AUD 19.15 million) and there was no drawdown in Australian dollars. The final maturity of all outstanding principal amounts and interest is August 31, 2007. The credit facility contains certain financial and operating covenants. As of June 30, 2007, the Company was in compliance with all of its applicable covenants including calculations of financial covenants when applicable.

        In December 2005, the Company entered into an unsecured credit facility with Banca Popolare di Verona e Novara Soc. Coop. a R.L (LLC). The 18-month credit facility consisted of a revolving loan that provided borrowing availability of up to Euro 100.0 million. Amounts borrowed under the revolving portion could be borrowed and repaid until final maturity. The final maturity of the credit facility was June 1, 2007. We repaid the outstanding amount on the maturity date. In June 2007, the Company entered into a new unsecured credit facility with Banca Popolare di Verona e Novara Soc. Coop. a R.L. to replace the December 2005 credit facility that expired on June 1, 2007. The 18-month credit facility consists of a revolving loan that provides borrowing availability of up to Euro 100.0 million. Amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. As of June 30, 2007, Euro 60.0 million was outstanding under this credit facility. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.25 percent (4.29 percent on June 30, 2007). The Company can select interest periods of one, three or six months. The final maturity of the credit facility is December 3, 2008.

RECENT DEVELOPMENTS AND OTHER EVENTS

        On June 20, 2007, the Company announced that it had entered into a definitive merger agreement with Oakley, Inc. ("Oakley"), a worldwide specialist in sport performance optics with brands including Dragon, Eye Safety Systems, Fox Racing, Mosley Tribes, Oliver Peoples and Paul Smith Spectacles, and retail chains including Bright Eyes, Oakley Stores, Sunglass Icon and The Optical Shop of Aspen. Pursuant to the merger agreement, the Company will acquire all of the outstanding shares of Oakley for a cash purchase price of U.S. $29.30 per share, together with the purchase of all outstanding options and other equity rights at the same price per share less the exercise price. The total purchase price will be approximately U.S. $2.1 billion (Euro 1.6 billion).

        On August 24, 2007, the Company and Oakley jointly announced that the United States Federal Trade Commission had granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act ("HSR") in connection with the Company's proposed acquisition of Oakley without a second request for additional information. Termination of the HSR waiting period satisfies one of the conditions to the closing of the transaction as specified in the merger agreement. Other conditions to the closing specified in the merger agreement still remain outstanding, including obtaining certain other antitrust and competition law clearances outside the United States as well as the required approval of the transaction by Oakley's shareholders at a special meeting to be called and held for such purpose. The transaction is expected to close in the fourth quarter of 2007.

        On August 3, 2007, the Company announced that it had mandated a group of banks to arrange, underwrite and provide credit facilities for an aggregate of U.S. $2.0 billion to finance the acquisition of Oakley. The facilities will consist of:

—	An amortizing term loan of U.S. $1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time. Consistent with the Group's main existing facilities, the term loan will have a spread of between 20 and 40 basis points over LIBOR, depending on the Group's ratio of debt to EBITDA. The Mandated Lead Arrangers and Bookrun- ners for the term loan are Citigroup N.A. (acting also as Documentation Agent), Intesa San Paolo S.p.A., The Royal Bank of Scotland plc and UniCredit Markets and Investment Banking (acting through Bayerische Hypo—und Vereinsbank AG—Milan Branch) (acting also as Facility Agent).
—
A short-term bridge loan of U.S. $500 million. The facility may be partially refinanced with a U.S. private placement assuming favorable market conditions. This facility will be underwritten by Bank of America Securities Limited and UniCredit Market and Investment Banking (acting through Bayerische Hypo—und Vereinsbank AG—Milan Branch).

        Funding under these facilities will be subject to the closing of the Company's proposed acquisition of Oakley, Inc.

        On July 18, 2007, the trial court in People v. Cole entered a Final Judgment and Permanent Injunction, pursuant to a stipulation of the parties, dismissing the case. The Judgment requires modification to Pearle Vision's advertising, and the payment by the Company of U.S. $2.5 million for attorneys' fees and costs of investigation. The Judgment does not bar Pearle Vision from advertising the availability of eye exams and other optometric services provided by Pearle VisionCare at Pearle Vision optical stores. For further information on People v. Cole, please see our annual report on Form 20-F.

        On April 25, 2007, in compliance with a December 12, 2006 decision of the Supreme Court of India, the Company launched a public offer through its subsidiary, RayBan Indian Holdings, Inc., to acquire up to 4,895,900 shares, representing approximately 20 percent of the equity share capital of RayBan Sun Optics India Ltd. ("RayBan Sun Optics"), which we subsequently increased to 7,545,240 shares, representing approximately 31 percent of the equity share capital of RayBan Sun Optics. 6,454,280 shares were tendered in the offer, which closed on May 14, 2007. Effective upon the entry of the share transfers in the share register on June 26, 2007 the Company's stake in RayBan Sun Optics increased to 70.5 percent. The Company paid consideration of approximately Euro 13.0 million for the tendered shares. RayBan Sun Optics is listed on the Bombay Stock Exchange. The Company acquired its interest in RayBan Sun Optics in connection with the purchase of the Ray-Ban eyewear business from Bausch & Lomb in 1999.

        During the second quarter of 2007, we completed the acquisitions of two specialty sun chains in South Africa, with a total of 65 stores, for approximately Euro 10 million. The two acquisitions represent an important step in the expansion of our sun retail presence worldwide.

        The Company and its subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant. The timing and outcome of these proceedings are inherently uncertain and the outcomes could have a material adverse effect on the Company's business, financial position or operating results. See Item 3—"Key Items—Risk Factors" in the Company's annual report on Form 20-F for its fiscal year ended December 31, 2006.

FORWARD-LOOKING INFORMATION

        Certain statements in this Form 6-K may constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the risk that the merger with Oakley will not be completed, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to predict future economic conditions and changes in consumer preferences, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, the ability to effectively integrate recently acquired businesses, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.P.A.
Date: October 1, 2007	By:	/s/ ENRICO CAVATORTA ENRICO CAVATORTA CHIEF FINANCIAL OFFICER

Luxottica Headquarters and Registered Office•Via Cantù 2, 20123 Milan, Italy - Tel. + 39.02.863341 - Fax + 39.02.86996550

Deutche Bank Trust Company Americas (ADR Depositary Bank)•60 Wall Street, New York, NY 10005 USA

Tel. + 1.212.250.9100 - Fax + 1.212.797.0327

LUXOTTICA SRL
AGORDO, BELLUNO - ITALY

LUXOTTICA BELGIUM NV
BERCHEM - BELGIUM

LUXOTTICA FASHION BRILLEN GMBH
HAAR - GERMANY

OY LUXOTTICA FINLAND AB
ESPOO - FINLAND

LUXOTTICA FRANCE SARL
VALBONNE - FRANCE

LUXOTTICA GOZLUK ENDUSTRI VE TICARET AS
CIGLI - IZMIR - TURKEY

LUXOTTICA HELLAS AE
PALLINI - GREECE

LUXOTTICA IBERICA SA
BARCELONA - SPAIN

LUXOTTICA NEDERLAND BV
HEEMSTEDE - HOLLAND

LUXOTTICA NORGE AS
KONGSBERG - NORWAY

LUXOTTICA OPTICS LTD
HERZELIA - ISRAEL

LUXOTTICA POLAND SPZOO
KRAKÓW - POLAND

LUXOTTICA PORTUGAL SA
LISBOA - PORTUGAL

LUXOTTICA SWITZERLAND AG
URTENEN, SCHÖNBÜHL - SWITZERLAND

LUXOTTICA CENTRAL EUROPE LTD
BUDAPEST - HUNGARY

LUXOTTICA SOUTH EASTERN EUROPE LTD
NOVIGRAD - CROATIA

LUXOTTICA TRADING AND FINANCE LIMITED
DUBLIN - IRELAND

LUXOTTICA NORDIC AB
STOCKHOLM - SWEDEN

LUXOTTICA U.K. LTD
LONDON - UNITED KINGDOM

LUXOTTICA VERTRIEBSGESELLSCHAFT MBH
KLOSTERNEUBURG - AUSTRIA

AVANT-GARDE OPTICS LLC
PORT WASHINGTON - NEW YORK (USA)

LUXOTTICA U.S. HOLDINGS CORP
WILMINGTON - DELAWARE (USA)

COLE VISION CORPORATION
WILMINGTON - DELAWARE (USA)

PEARLE VISION INC
WILMINGTON - DELAWARE (USA)

LENSCRAFTERS INC
MASON - OHIO (USA)

EYEMED VISION CARE LLC
WILMINGTON - DELAWARE (USA)

SUNGLASS HUT INTERNATIONAL, INC
PLANTATION - FLORIDA (USA)

LUXOTTICA CANADA INC
TORONTO - CANADA

LUXOTTICA MEXICO SA DE CV
MEXICO CITY - MEXICO

LUXOTTICA ARGENTINA SRL
BUENOS AIRES - ARGENTINA

LUXOTTICA DO BRASIL LTDA
SÃO PAULO - BRASIL

LUXOTTICA AUSTRALIA PTY LTD
SYDNEY - AUSTRALIA

OPSM GROUP LIMITED
SYDNEY - AUSTRALIA

LUXOTTICA MIDDLE EAST FZE
DUBAI - DUBAI

MIRARI JAPAN CO LTD
TOKYO - JAPAN

LUXOTTICA SOUTH AFRICA PTY LTD
JOHANNESBURG - SOUTH AFRICA

RAYBAN SUN OPTICS INDIA LTD
BHIWADI - INDIA

LUXOTTICA RETAIL HONG KONG LIMITED
HONG KONG - CHINA

LUXOTTICA TRISTAR (DONGGUAN)
OPTICAL CO
DONG GUAN CITY, GUANGDONG - CHINA

GUANGZHOU MING LONG OPTICAL
TECHNOLOGY CO. LTD
GUANGZHOU CITY - CHINA

SPV ZETA OPTICAL TRADING (BEIJING) CO. LTD
BEIJING - CHINA

SHANGHAI MODERN SIGHT OPTICS LTD
SHANGHAI - CHINA

LUXOTTICA KOREA LTD
SEOUL - KOREA

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